Exhibit 7.1

June 15, 2009

VIA FAX AND CERTIFIED MAIL

Florida Public Utilities Company
401 South Dixie Highway
West Palm Beach, Florida 33401
Attn: Corporate Secretary

Dear Sir or Madam:

Energy West, Incorporated, a Montana corporation (“Energy West”) is the beneficial owner of 394,522 shares of common stock, par value $1.50 per share (the “Shares”), of Florida Public Utilities Company (“FPU”), a Florida corporation, or 6.4% of the outstanding Shares.

Energy West hereby demands a copy of the list of shareholders of FPU pursuant to the Florida Business Corporation Act (“FBCA”).  Section 607.1601 of the FBCA requires FPU or its agent to maintain a record of its shareholders in a form that permits preparation of a list of the names and addresses of all shareholders in alphabetical order by class of shares showing the number and shares held by each.  Under Section 607.1602 of the FBCA, Energy West is entitled to such a list.  Energy West wishes to examine the list for the purpose of communicating with FPU shareholders regarding the affairs of FPU, including the upcoming special meeting of shareholders related to the proposed merger with Chesapeake Utilities Corporation (“Chesapeake”) and the proposed merger with Chesapeake.

Accordingly, please deliver the following information to Kohrman Jackson & Krantz PLL, 1375 East Ninth Street, One Cleveland Center, 20th Floor, Cleveland, Ohio 44114, Attn: Nathan G. Haskell, Esq.:

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A list of the record holders of all Shares as of the most recent practicable date, certified by FPU’s transfer agent, showing the names, addresses and the number and class of shares issued to or transferred of record to or by each shareholder;

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A computer disk containing the record holders of all Shares as of the most recent practicable date, showing the names, addresses and the number and class of shares issued to or transferred of record to or by each shareholder, including any computer processing data that is necessary to access and use the information; and

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All information in FPU’s possession or control or which can reasonably be obtained from nominees of any central certificate depository system concerning the number and identity of the actual beneficial owners of Shares, including a breakdown of any holdings in the name of CEDE & Co. and other similar nominees, and any list of non objecting beneficial owners (NOBO) in FPU’s possession.

Energy West will bear the reasonable costs incurred by FPU in connection with the copying of the above information.

Energy West hereby designates and authorize Kohrman Jackson & Krantz PLL, its employees and any other representative designated by them, acting alone or in any combination, as agent to conduct an inspection of the requested list of shareholders.

Please immediately advise Nathan G. Haskell, Kohrman Jackson & Krantz PLL, telephone 216-696-8700, fax 216-621-6536, as to when the shareholder list will be provided.

Very truly yours, /s/ Richard M. Osborne By: Richard M. Osborne, Chairman and CEO